Exhibit 99.2

2004-05 Financial Report Highlights Successful Year For ChemGenex

MELBOURNE, Australia, and MENLO PARK, California U.S.A. (August 30, 2005): ChemGenex Pharmaceuticals Limited (ASX: CXS; NASDAQ: CXSP), based in Melbourne, Australia and Menlo Park, CA, USA, today released its 2004-05 financial report, highlighting revenue growth, reduced loss and increased cash position in comparison to the previous year’s financial report.

Comparisons with the 2003-04 financial report show;

•                  Revenues from ordinary activities up 13.9% to A$4.1 million

•                  Loss from ordinary activities down 8.7% to A$4.7 million

•                  In excess of A$9 million of current assets, an increase of approximately A$8 million

ChemGenex’s financial results cap an excellent year for the company. Other highlights included;

•                  Listing on the NASDAQ exchange

•                  Forming an alliance with leading European pharmaceutical manufacturer Stragen Pharma to accelerate clinical development and commercialization of Ceflatonin®

•                  Expanding the company’s drug development pipeline by in-licensing a novel pre-clinical targeted anti-cancer compound, CXS-299, from the M.D. Anderson Cancer Center in Texas

•                  Initiation of a Phase 2 clinical trial with Ceflatonin in combination with Gleevec® in resistant chronic myeloid leukemia (CML)

•                  Initiation of a Phase 2 clinical trial with Quinamed® in prostate cancer patients at the Sarah Cannon Cancer Center in Tennessee

•                  Partnering the depression gene discovery and validation program with the European biopharmaceutical company Vernalis;

“The past year we have achieved several major strategic milestones and have seen ChemGenex emerge as an integrated biopharmaceutical company using genomics from discovery through to clinical trials,” said Dr Greg Collier, Chief Executive Officer and Managing Director. “We are looking forward to a year of significant advances in our clinical programs which should deliver strong growth in shareholder value.”

PO Box 1069, Grovedale Victoria 3216, Australia   Telephone: +61 3 5227 2752   Facsimile: +61 3 5227 1322

Email: chemgenex@chemgenex.com   ABN 79 000 248 304

About ChemGenex Pharmaceuticals Limited                (www.chemgenex.com)

ChemGenex Pharmaceuticals is a gene-based pharmaceutical company dedicated to improving the lives of patients by developing therapeutics in the areas of oncology, diabetes, obesity, and depression. ChemGenex currently has two compounds in Phase 2 clinical trials, Ceflatonin® for leukemia and Quinamed® for solid tumors, and has a significant portfolio of anti-cancer, diabetes, obesity and depression programs. The company’s diabetes and obesity program is partnered with Merck KGaA and the depression program is partnered with Vernalis plc. ChemGenex currently trades on the Australian Stock Exchange under the symbol “CXS” and the NASDAQ exchange under the symbol “CXSP”.

Contacts
Dr. Greg Collier (CEO and Managing Director)	Australia	+61 3 5227 2752
	USA	(650) 474-9800 ext 103
Dr. Dennis Brown (President and Director)	USA	(650) 474-9800 ext 108
	Australia	+61 3 5227 2703
Mr Hershel Berry (Investor Relations)	USA	(415) 392-3310

Safe Harbor Statement

Certain statements made herein that use the words “estimate,” ‘project,” “intend,” “expect,” “believe,” and similar expressions are intended to identify forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability to successfully market products in the clinical pipeline, the ability to advance promising therapeutics through clinical trials, the ability to establish our fully integrated technologies, the ability to enter into additional collaborations and strategic alliances and expand current collaborations and obtain milestone payments, the suitability of internally discovered genes for drug development , the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the United States, changes in tax and other laws, changes in competition and the loss of key personnel. These statements are based on our management’s current expectations and are subject to a number of uncertainties that could change the results described in the forward-looking statements.  Investors should be aware that there are no assurances that results will not differ from those projected.

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